

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

June 19, 2008

Eric J. Foss
President and Chief Executive Officer
The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, New York 10589

> **Re:** **The Pepsi Bottling Group, Inc.**
> **Form 10-K for fiscal year ended December 29, 2007**
> **Filed February 27, 2008**
> **File No. 001-14893**

Dear Mr. Foss:

We have completed our review of your Form 10-K and your letter dated June 5, 2008 and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director